FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu improved PFS in mBC in DESTINY-Breast02

15 August 2022 07:00 BST

Enhertu significantly delayed disease progression in DESTINY-Breast02
Phase III trial vs. physician's choice of treatment in patients with HER2-positive metastatic breast cancer

Results consistent with previous trials, reinforcing benefit of AstraZeneca and Daiichi Sankyo's Enhertu in previously treated patients

Positive high-level results from the DESTINY-Breast02 Phase III trial of Enhertu (trastuzumab deruxtecan) versus physician's choice of treatment showed the trial met the primary endpoint, demonstrating a statistically significant and clinically meaningful improvement in progression-free survival (PFS) in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab emtansine (T-DM1). The trial also met the key secondary endpoint of improved overall survival (OS).

Enhertu is a specifically engineered HER2-directed antibody drug conjugate (ADC) being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

The trial evaluated a similar later-line patient population as the single-arm DESTINY-Breast01 Phase II trial, which was the basis for initial approvals in advanced HER2-positive metastatic breast cancer. The safety profile of Enhertu in DESTINY-Breast02 was consistent with previous Phase III clinical trials with no new safety concerns identified. Interstitial lung disease (ILD) rates and severity were consistent with those observed in other metastatic breast cancer trials of Enhertu, with a low rate of Grade 5 ILD events observed as determined by an independent adjudication committee.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said, "The DESTINY-Breast02 trial results in this patient population with advanced disease confirm the efficacy and safety profile seen in DESTINY-Breast01 and are consistent with the results seen across our broader clinical programme in HER2-positive metastatic breast cancer. These data further strengthen our confidence in Enhertu and reinforce its potential to transform patient outcomes across multiple treatment settings."

Ken Takeshita, Global Head, R&D, Daiichi Sankyo, said: "The top-line results from DESTINY-Breast02 confirm the robust progression-free survival seen in previous trials of Enhertu and enrich our clinical understanding of the benefit this therapy may offer patients with HER2-positive metastatic breast cancer. As this is the confirmatory trial for our current breast cancer indication in Europe and several other countries, we look forward to sharing these findings with regulatory authorities to add to the body of data for Enhertu for the treatment of HER2-positive metastatic breast cancer."

The data will be presented at a forthcoming medical meeting.

Notes

HER2-positive breast cancer
Breast cancer is the most common cancer and is one of the leading causes of cancer-related deaths worldwide.1 More than two million patients were diagnosed with breast cancer in 2020, with nearly 685,000 deaths globally.1 Approximately one in five patients with breast cancer are considered HER2-positive.2

HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours including breast, gastric, lung and colorectal cancers.3 HER2 protein overexpression may occur as a result of HER2 gene amplification and is often associated with aggressive disease and poor prognosis in breast cancer.4

DESTINY-Breast02
DESTINY-Breast02 is a global, randomised, open-label, Phase III trial evaluating the efficacy and safety of Enhertu (5.4mg/kg) versus physician's choice of treatment (trastuzumab/capecitabine or lapatinib/capecitabine) in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with T-DM1. Patients were randomised 2:1 to receive either Enhertu or physician's choice of treatment.

The primary endpoint of DESTINY-Breast02 is PFS based on blinded independent central review (BICR). The key secondary endpoint is OS. Other secondary endpoints include objective response rate based on BICR and investigator assessment, duration of response based on BICR, PFS based on investigator assessment and safety.

DESTINY-Breast02 enrolled approximately 600 patients at multiple sites in Asia, Oceania, Europe, North America and South America. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a topoisomerase I inhibitor payload, an exatecan derivative, via a stable tetrapeptide-based cleavable linker.

Enhertu (5.4mg/kg) is approved in more than 30 countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received a (or one or more) prior anti-HER2-based regimen either in the metastatic setting, or in the neoadjuvant or adjuvant setting and have developed disease recurrence during or within six months of completing therapy based on the results from the DESTINY-Breast03 trial.

Enhertu (5.4mg/kg) is approved in several countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens based on the results from the DESTINY-Breast01 trial.

Enhertu (5.4mg/kg) is approved in the US for the treatment of adult patients with unresectable or metastatic HER2-low (IHC 1+ or IHC 2+/ISH-) breast cancer who have received a prior chemotherapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy based on the results from the DESTINY-Breast04 trial.

Enhertu (5.4mg/kg) is approved in the US for the treatment of adult patients with unresectable or metastatic non-small cell lung cancer (NSCLC) whose tumours have activating HER2 (ERBB2) mutations, as detected by a Food and Drug Administration (FDA)-approved test, and who have received a prior systemic therapy based on the results from the DESTINY-Lung02 trial.

Enhertu (6.4mg/kg) is approved in several countries for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or gastroesophageal junction (GEJ) adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 trial.

Enhertu development programme
A comprehensive development programme is underway globally, evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers, including breast, gastric, lung and colorectal cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Regulatory applications for Enhertu in breast and gastric cancer are currently under review in several countries based on the DESTINY-Breast01, DESTINY-Breast03, DESTINY-Breast04, DESTINY-Gastric01 and DESTINY-Gastric02 trials, respectively.

Daiichi Sankyo collaboration
Daiichi Sankyo Company, Limited (TSE: 4568) [referred to as Daiichi Sankyo] and AstraZeneca entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and datopotamab deruxtecan (DS-1062; a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is challenging and redefining the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

AstraZeneca aims to continue to transform outcomes for HR-positive breast cancer with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and the next-generation oral selective oestrogen receptor degrader (SERD) and potential new medicine camizestrant.

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in HER2-negative early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in metastatic breast cancer patients with an inherited BRCA mutation and are exploring new opportunities to treat these patients earlier in their disease.

Building on the initial approvals of Enhertu, in previously treated HER2-positive metastatic breast cancer, AstraZeneca and Daiichi Sankyo are exploring its potential use in earlier lines of treatment and in new breast cancer settings.

To bring much needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is testing immunotherapy Imfinzi (durvalumab) in combination with other oncology medicines, including Lynparza and Enhertu, evaluating the potential of AKT kinase inhibitor, capivasertib, in combination with chemotherapy, and collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021; 10.3322/caac.21660.
2.   Ahn S, et al. HER2 status in breast cancer: changes in guidelines and complicating factors for interpretation. J Pathol Transl Med. 2020; 54(1): 34-44.
3.   Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014; 852748.
4.   Pillai R, et al. HER2 mutations in lung adenocarcinomas: A report from the Lung Cancer Mutation Consortium. Cancer. 2017; 1; 123(21): 4099-4105.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 August 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary